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                               June 8, 2022

       Willie Chiang
       Chairman and Chief Executive Officer
       Plains GP Holding, L.P.
       333 Clay Street
       Suite 1600
       Houston, TX 77002

                                                        Re: Plains GP Holdings,
L.P.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-36132

       Dear Mr. Chiang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed March 1, 2022

       Risk Factors, page 44

   1. We note your disclosure on page 30 of your Form 10-K regarding increasing litigation risks for oil and
natural gas exploration and production companies related to the effects of global warming. Please
also disclose any material litigation risks you face related to climate change and
explain the potential impact to the company.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       73

   2. We note your 2020 Sustainability Report reflects that you have adopted innovative technologies to
increase efficiencies and reduce GHG emissions. Revise your disclosure to identify any
material past and/or future capital expenditures for climate-related projects or tell us why you
believe they are not material to your operations. Please provide
 Willie Chiang
FirstName  LastNameWillie  Chiang
Plains GP Holding, L.P.
Comapany
June 8, 2022NamePlains GP Holding, L.P.
June 8,
Page 2 2022 Page 2
FirstName LastName
         quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.
3. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as increased competition to develop innovative new services that result in lower emissions.
4. We note your disclosure on page 31 of your Form 10-K regarding the impact of the physical effects of climate change. If material, discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include the following:

                quantification of material weather-related damages to your property or operations, including any damages as a result of hurricanes or tropical storms in the U.S. Gulf
              Coast and/or extreme weather events such as Winter Storm Uri;
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
                any weather-related impacts on the cost or availability of insurance.

         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
5. We note your disclosures on pages 29-32 of your Form 10-K regarding compliance with environmental laws and regulations, including those relating to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.
6.       We note you disclosure on page 29 of your Form 10-K that you have purchased
         compliance instruments for GHG emissions in California since 2013 and on page 33 of your Form 10-K that you are required to purchase GHG emission credits and submit
         annual compliance reports under Nova Scotia   s and Quebec   s cap and
trade programs. If
         material, please expand your disclosure to discuss in greater detail any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Please ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.
General

7. We note that you provided more expansive disclosure in your 2020 Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2020 Sustainability Report.
 Willie Chiang
Plains GP Holding, L.P.
June 8, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameWillie Chiang                           Sincerely,
Comapany NamePlains GP Holding, L.P.
                                                          Division of
Corporation Finance
June 8, 2022 Page 3                                       Office of Energy &
Transportation
FirstName LastName